Exhibit 10.1

Certain identified information in this document has been excluded because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed. [***] indicates where such information has been omitted.

MANUFACTURE AND SUPPLY AGREEMENT

This MASTER MANUFACTURE AND SUPPLY AGREEMENT (this “Agreement”) is made and entered into as of April 26, 2019 (“Effective Date”), by and between Savara ApS, a Denmark private limited company having registered offices at Slotsmarken 17, 2.tv, DK-2970 Horsholm, Denmark (“SAVARA”) and GEMABIOTECH SAU, a corporation organized under the laws of Argentina, having registered offices at Fray Justo Sarmiento 2350 Edificio 2B Piso 5, Olivos, Province of Buenos Aires, Argentina (“GEMA”) (each referred herein by name, or individually, as a “Party” or collectively, as the “Parties”).

BACKGROUND

SAVARA is in the business of research and development, distribution, commercialization and marketing of medicinal products;

GEMA is a highly experienced company within the area of production of biopharmaceutical products, including the API (as defined below);

SAVARA (as assignee of Serendex ApS) and GEMA (f.k.a. GEMA Biotech S.A.) entered into that certain Supply and License Agreement dated December 10, 2012, as amended by the Addendum dated February 22, 2016and the Second Addendum dated September 20, 2017 (collectively, the “Original Supply Agreement”);

SAVARA wishes to enter into a new agreement superseding the Original Supply Agreement to engage GEMA to manufacture and supply the API (as defined below), and GEMA wishes to achieve commercial compliance and manufacture and supply the API, all on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agrees as follows:

Article 1
DEFINITIONS

Capitalized words and phrases used and not otherwise defined elsewhere in this Agreement shall have the following meanings:

1.1“Affiliate” means, with respect to a Party, any person, corporation or other business entity that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Party, for so long as such control exists.  For purposes of this definition, “control” means: (a) to possess, directly or indirectly, the power to direct affirmatively the management and policies of such person, corporation or other business entity, whether through ownership or voting securities or by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of more than fifty percent (50%) of the voting share capital in such person, corporation or other business entity.

1.2“Anticipated Launch Date” means [***].

1.3“API” or “Active Pharmaceutical Ingredient” means recombinant human Granulocyte-Macrophage Colony-Stimulating Factor (rhGM-CSF) obtained from the bacterial fermentation of E. Coli meeting all the API Specifications and having the amino acid sequence and other characteristics set forth in Exhibit 1.3.

1.4“API Specifications” means the specifications set forth in Exhibit1.4.

1.5“Cell Line” shall mean the cell line generated by GEMA to express the API.

1.6“cGMPs” means current good manufacturing practice and standards as provided for (and as amended from time to time) in the current Good Manufacturing Practice Regulations of the U.S. Code of Federal Regulations Title 21 (21 C.F.R. §§210 and 211) and in the European Community Directive 91/356/EEC (Principles and guidelines of good manufacturing practice for medicinal products) in relation to the manufacture of pharmaceutical products and production of finished pharmaceutical products, as interpreted by ICH Harmonised Tripartite Guideline, Good Manufacturing Practice Guide for Active Pharmaceutical Ingredients, Q7a, and similar requirements of other Regulatory Authorities in jurisdictions outside the United States and the European Union, and subject to any arrangements, additions or clarifications, and the respective roles and responsibilities, agreed from time to time between the Parties.

1.7“FDA” means the U.S. Food and Drug Administration, or any successor entity thereto performing similar functions.

1.8“Law” means all applicable federal, state, local, national and supra-national laws, rules and regulations, including any applicable administrative order, constitution, ordinance, guideline, standard, judicial decision, statute or treaty; in each case, in effect from time to time.

1.9“Manufacture” (and its correlative terms “Manufacturing” and “Manufactured”) means manufacturing and related activities, including procuring Materials, processing, testing, packaging, labeling, warehousing, quality control, quality assurance, releasing, disposing, handling, shipping and all other activities undertaken or required to be undertaken in order to manufacture and supply API to SAVARA under this Agreement.

1.10“Manufacturing Facility” means GEMA’s facilities and equipment located at: GEMA’s R&D Laboratories or manufacturing site in Buenos Aires, Olivos and Santa Fe, as upgraded to achieve compliance with the Regulatory Requirements in accordance with Section 3.1.

1.11“Master Cell Bank” means the cell bank of the Cell Line from which the Working Cell Bank has been derived, propagated and maintained, as described in ICH guideline Q5B and set forth in Exhibit 1.11.

1.12“Materials” means all raw materials (including the Cell Line and Working Cell Bank) and reagents as are required in connection with the Manufacture of API.

1.13“Product” any pharmaceutical product containing the API to be Manufactured by GEMA.

1.14“Quality Technical Agreement” or “QTA” means the technical agreement entered into between SAVARA and GEMA with respect to the Manufacture and supply of API and attached hereto as Exhibit 3.5, as may be amended by the Parties from time to time (including as set forth in Section 3.5  below), which specifies the Parties’ respective responsibilities for storage, release, quality control and quality assurance with respect to the API.  For clarity, API may be referred to as “Drug Substance” in the Quality Technical Agreement.

1.15“Regulatory Authority” means the FDA or a regulatory body with similar regulatory authority in any jurisdiction outside the United States.

1.16“Regulatory Filing” means all applications, filings, dossiers and the like submitted to a Regulatory Authority in a particular jurisdiction for the purpose of obtaining regulatory approval from such Regulatory Authority with respect to such jurisdiction (together with any and all supporting documentation).

1.17“Regulatory Requirements” means: (a) any and all permits, licenses, filings and certifications required by the FDA or other Regulatory Authorities, and compliance with cGMPs applicable to any Manufacturing activities hereunder or Manufacturing Facilities or other facilities at which any of the Manufacturing activities hereunder are performed; and (b) any Laws of any governmental authority, whether within or outside the United States, that apply to any Manufacturing activities hereunder or the Manufacturing Facilities or other facilities at which any of the Manufacturing activities hereunder are performed.

1.18“Territory” means worldwide.

1.19“Third Party” means any person, corporation, partnership, joint venture or other entity other than the Parties and their respective Affiliates.

1.20“Validation” means documented evidence which provides a high degree of assurance that a specific process, method, activity, piece of equipment, facility, standard operating procedure or other component required or used in the Manufacture of API will consistently meet API Specifications and expected results.

1.21“Working Cell Bank” a validated cell bank of the Cell Line, prepared and characterized under cGMP and accompanied by GMP documentation, that is capable of producing the API at commercial scale.

Article 2
SUPPLY

2.1Supply of API.  GEMA shall Manufacture, and supply to SAVARA, such quantities of API as may be ordered pursuant to Article 4 below from time to time during the Term. All Product to be supplied under this Agreement shall be Manufactured by GEMA for SAVARA at the Manufacturing Facilities, in conformance with the API Specifications, cGMPs, other Regulatory Requirements, approved batch records and the applicable Quality Technical Agreement.  GEMA agrees that, during the Term, GEMA and its Affiliates shall only Manufacture and supply API expressed from the Cell Line to SAVARA for use in the Territory and shall not manufacture or supply API expressed from the Cell Line to any Third Parties, nor authorize or enable any Third Parties to do so.

2.2Approval of Subcontracting.  Other than the supply arrangements with respect to the API and the Materials pursuant to Article 3 below, GEMA may not subcontract, sublicense or otherwise delegate all or any portion of its obligations under this Agreement, without SAVARA’s prior written approval.

2.3Clinical and Research Supplies.  To the extent that SAVARA will conduct any clinical studies, preclinical studies and other research and development activities involving a Product, GEMA shall supply SAVARA with such quantities of API as are reasonably requested by SAVARA in order for it to conduct such clinical studies, preclinical studies and other research and development activities (“Clinical Supplies”).  Upon SAVARA’s prior written approval, the Manufacture of such Clinical Supplies may deviate from the Regulatory Requirements or API Specifications.  The Parties shall establish reasonable, mutually agreed procedures for SAVARA to forecast and submit, and GEMA to fill orders for, API for such purposes.  Such procedures shall be in lieu of the forecasting and ordering procedures set forth in Section 4.2 and shall include in all events reasonable lead times (consistent with GEMA’s lead time requirements in existence as of the Effective Date, unless the Parties otherwise agree) and a reasonable delivery schedule. The costs of Clinical Supplies for clinical studies, preclinical studies and other research and development activities in the Territory shall be paid for by SAVARA in accordance with Article 6below.

2.4Affiliates.  SAVARA shall have the right to have a SAVARA Affiliate exercise certain of SAVARA’s rights or perform certain of SAVARA’s responsibilities under this Agreement, including auditing, forecasting and ordering of API hereunder, receipt of delivery of API so ordered, payment of invoices provided by GEMA with respect to such API, and testing and acceptance or rejection of such API.

Article 3

MANUFACTURING AND PROCESSING aCTIVITIES

3.1Commercial Compliance.  GEMA shall take all actions and do all things necessary, proper or advisable to consummate, make effective, and comply with all Regulatory Requirements, including implementing the modifications to the Manufacturing Facilities set forth in Exhibit 3.1, and to obtain and maintain all governmental registrations, permits, licenses and approvals necessary for GEMA to Manufacture the API supplied under this Agreement (“Commercial Compliance”). SAVARA will use commercially reasonable efforts to respond to GEMA’s reasonable questions with respect to obtaining and maintaining such Commercial Compliance.  GEMA shall complete the activities to achieve Commercial Compliance as soon as reasonably practical but in no event later than six (6) months prior to the Anticipated Launch Date. Prior to achievement of Commercial Compliance, GEMA shall continue to supply to SAVARA API in accordance with this Agreement.

3.2Sourcing of Materials.

3.2.1Materials.

(a)GEMA shall be responsible for the procurement, at GEMA’s own cost, of all Materials necessary for the Manufacture of API, consistent with the quantity forecasted by SAVARA in each Rolling Forecast pursuant to Section 4.1 below.  GEMA may procure such Materials only from Third Party suppliers that have been approved by SAVARA in advance and any change to any such Third Party suppliers shall be approved by SAVARA in accordance with Section 3.4 and the change control procedures mutually agreed in writing by the Parties from time to time.

(b)All Materials procured by GEMA hereunder shall: (i) comply with the specifications applicable thereto as mutually agreed upon by the Parties and as set forth in the current batch records and/or other appropriate documentation (provided that such specifications may only be amended upon SAVARA’s prior written approval); and (ii) be suitable (including by complying with all applicable Regulatory Requirements and the Quality Technical Agreement for the API, and in conformity to all applicable Regulatory Filings) for use in or to generate the API (including having regard to the use date of such Materials, if applicable, in accordance with the recommendations of the manufacturers thereof).

3.2.2Testing and Inspection of Materials.  GEMA shall be responsible for receiving, testing, releasing, storing and processing all Materials in accordance with all applicable Regulatory Requirements and specifications and any other requirements from SAVARA or Third Party suppliers.

3.3Use of Materials; Inventory Reports.

3.3.1Use. GEMA shall use the first-in first-out (FIFO) method of Material usage, subject to the prudent and appropriate usage of the first-expiring, first-out (FEFO) method.  GEMA shall be responsible for, and shall bear all costs associated with, any obsolete or expired Materials, including the disposal of any such Materials.

3.3.2Inventory Reports.  Commencing no later than the first full calendar quarter after SAVARA provides the first Rolling Forecast pursuant to Section 4.1 below, within thirty (30) days after the end of each calendar quarter, GEMA shall provide to SAVARA a quarterly written report outlining the amount of its inventory of all critical Materials (as such critical Materials are identified by SAVARA from time to time).

3.4Changes to Manufacturing Process and/or Specifications.

3.4.1No GEMA-Initiated Changes.  GEMA shall not make any changes to the API, any Materials (or suppliers thereof), formulations, processes, Manufacturing Facilities (including equipment), API Specifications, tests or any other item in any manner that would impact the Manufacturing activities related to the API to be supplied by GEMA hereunder, or affect any Regulatory Filing for API or any Product, without SAVARA’s prior written approval and in compliance to the Quality Technical Agreement.

3.4.2Required Changes.  GEMA shall promptly make and implement, at its sole expense, such changes to the API Specifications or GEMA’s Manufacturing activities as are required: (a) by any Regulatory Requirements that are: (i) applicable to the Manufacture of API, (ii) the result of a specific Law; and (iii) not discretionary; (b) by any concerns of SAVARA or Regulatory Authorities as to the toxicity, safety and/or efficacy of API to be Manufactured by GEMA as provided herein (or Product comprising or incorporating such API); or (c) following any amendment to the specifications for API approved by a Regulatory Authority, such that the differential between the API Specifications and such approved specifications continues to be at least equivalent to and no less stringent than any differential that may exist between the API Specifications and the specifications for API included in the first Regulatory Filing for sale of a Product (“Required Changes”).  Prior to implementation, all Required Changes shall be subject to SAVARA’s written approval, including the timelines, estimated effect on pricing and other issues regarding such implementation.  GEMA shall implement such Required Changes in accordance with any applicable Regulatory Requirements for API and/or any instructions provided by SAVARA.

3.4.3Other Changes.  GEMA shall use commercially reasonable efforts to identify and develop changes to the Manufacturing process and other mechanisms for maintaining quality and lowering costs by seeking productivity improvements, by minimizing waste and improving yields, by purchasing quality materials at lower cost, by improving Manufacturing processes, by streamlining organizational processes, by achieving operational efficiencies, by reducing cycle times and lead times.  GEMA shall promptly notify SAVARA regarding any such potential changes that it identifies.  In addition, SAVARA may propose to GEMA certain changes to the API Specifications or the Manufacturing process for API which it reasonably believes will improve the Manufacturing process or lower costs or that SAVARA otherwise wishes to implement in connection with the Manufacture of API.  Upon SAVARA’s request, GEMA shall review and analyze any such change and provide a development plan, cost proposal and timeline for the implementation of such change.  The Parties shall mutually agree on which changes, if any, shall be further developed or implemented in accordance with the change control procedures mutually agreed in writing by the Parties from time to time for the API.  SAVARA shall bear any incremental costs to implement any improvements or other changes described in this Section 3.4.3 and any cost savings resulting from the implementation thereof shall be reflected in adjustments to the pricing for the API as mutually agreed by the Parties.

3.4.4Deviations.  Without limiting GEMA’s obligations under Sections 3.1 and 3.2 above, in the event any material deviations occur during the course of the Manufacture of any batch of API under this Agreement and any subsequent corrective actions are undertaken by GEMA (including any such deviation and/or corrective action that occurs during the Manufacture, packaging, testing or shipment of any batch of API), GEMA shall immediately upon any such occurrence provide SAVARA with a detailed written description of any such deviation and/or corrective action and, to the extent known by GEMA, an explanation of the cause of such deviation and corresponding corrective actions.  In addition to the provision of such notice, GEMA shall undertake those actions to investigate the cause of such deviation and to correct the same set out in the Quality Technical Agreement.

3.5Quality Technical Agreement.  Upon the request of either Party, and in any event at least six (6) months prior to the Anticipated Launch Date, the Parties shall enter into an amended Quality Technical Agreement that will cover the commercial supply of API.  Upon execution, such amended Quality Technical Agreement shall be deemed to be attached to and incorporated into the Agreement as Exhibit 3.5. Without limiting the foregoing requirements, GEMA’s quality assurance and quality control practices shall be at least as stringent as those practices as are standard in the pharmaceutical manufacturing industry.  The Quality Technical Agreement is not intended and shall not be construed to limit any of the rights and obligations of the Parties set forth in this Agreement.  Subject to the foregoing, to the extent possible, the Quality Technical Agreement will be interpreted with the terms set forth in the body of this Agreement.  If there is any conflict or inconsistency between the terms of the Quality Technical Agreement and the terms set forth in this Agreement, however, the terms set forth in this Agreement shall control.

3.6Technology Transfer.

3.6.1Transition Assistance.  Upon SAVARA’s written request, GEMA shall agree to transfer all technology, methods, specifications and other know-how and information necessary for the Manufacture of API to SAVARA, and grant SAVARA all necessary licenses to use the same in connection with the Manufacture of API (and authorize the use of the same by its Affiliates and/or Third Parties for such purposes), in order for SAVARA to purchase the API from a Third Party supplier.  In addition, GEMA shall, during the start-up of such Third Party supplier’s supply operation: (i) provide all services to such Third Party necessary for the implementation of the manufacture of API at such Third Party supplier’s facility, including without limitation, quality services and other technical services; (ii) make reasonably available GEMA’s personnel with expertise in Manufacturing the API to answer over the phone or in person questions related the Manufacture of the API; provided that GEMA shall not be required to perform any additional studies, experiments or research to answer such questions; (iii) provide such Third Party with information concerning a source for raw materials; and (iv) otherwise cooperate with SAVARA and such Third Party as reasonably necessary to enable SAVARA to purchase API from such Third Party as soon as practicable.

3.6.2Transfer of Working Cell Bank.  Without limiting Section 3.6.1, GEMA shall generate and maintain complete and accurate records necessary to fully document the Working Cell Bank and Master Cell Bank, including records of each step involved in the cGMP Manufacturing process using the Cell Line within the Working Cell Bank to produce the API (“Cell Bank Records”).  During the term and within six (6) months after termination or expiration of this Agreement, SAVARA may request from time to time a transfer of the Cell Bank Records, the Cell Line and Materials, to itself or any Third Party. In such event, GEMA shall transfer the Cell Bank Records, the Cell Line and Materials to SAVARA or to such Third Party and provide support and assistance to enable SAVARA or such Third Party to establish and perform the Manufacture of the API as soon as reasonably practicable, as requested by SAVARA. GEMA hereby transfers and assigns to SAVARA all right, title and interest in and to the Master Cell Bank, Working Cell Bank, Cell Bank Records and Cell Line.

3.6.3Expenses.  Subject to payment of the milestone payments in accordance with Section 6.2, all GEMA’s activities set forth in this Section 3.6 shall be at GEMA’s expense. Notwithstanding the foregoing, if GEMA personnel incur travel expenses at the request of Savara, such travel expenses shall be reimbursed in accordance with the Savara travel policy.

Article 4

ORDERS and SHIPMENT

4.1Commercial Supply Orders.

4.1.1Preparation for Launch.  Approximately [***] prior to the Anticipated Launch Date, GEMA shall use best efforts to make the appropriate preparations to secure sourcing of all Materials and allocate capacity and resources for the Manufacture and supply of API in accordance with any instructions, schedules, forecasts or other directions provided by SAVARA and the terms and conditions of this Agreement, including by providing the quarterly reports of the amount of its inventory in accordance with Section 3.3.2.

4.2Forecasts.  By the end of the calendar quarter in which SAVARA submits the first Regulatory Filing for sale of the first Product (and for each calendar quarter thereafter, no later than forty-five (45) days prior to the end of such calendar quarter), SAVARA shall provide GEMA with a good-faith written forecast of the quantities of API estimated to be required from GEMA during the first full calendar quarter following the date on which such forecast is provided (“Q1”) and the next three (3) succeeding calendar quarters (“Q2,” “Q3” and “Q4” respectively) (each such forecast, a “Rolling Forecast”).  Each Rolling Forecast shall specify the quantity of API to be supplied.  With respect to each Rolling Forecast, the forecasted quantities for Q1 shall be binding and the forecasted quantities for Q2, Q3 and Q4 shall be non-binding.  Notwithstanding the provisions of this Section 4.2, the Rolling Forecasts that SAVARA is to provide hereunder need not extend beyond the Term.  Each Rolling Forecast for API provided by SAVARA shall be in substantially the same form as Exhibit 4.2 attached hereto or such other form as the Parties may agree in writing from time to time.

4.3Orders.  Together with each Rolling Forecast for API, SAVARA shall provide to GEMA a purchase order (each, a “Purchase Order”) covering the API requirements set forth in the binding portion of such Rolling Forecast.  GEMA shall accept all Purchase Orders that SAVARA issues in accordance with this Article 4 and provide SAVARA with a written acceptance of each Purchase Order within ten (10) business days following GEMA’s receipt thereof; provided that, if no such acceptance is provided to SAVARA within such period, such Purchase Order shall be deemed accepted by GEMA.  GEMA may reject only that portion of any Purchase Order that GEMA is unable to fill due to:  (a) an Event of Force Majeure; or (b) unexpected demand where the API quantity specified in such Purchase Order exceeds the API quantity specified for Q2 of the immediately preceding Rolling Forecast for API by more than twenty-five percent (25%). Accepted Purchase Orders issued by SAVARA shall constitute the binding obligation of GEMA to deliver to SAVARA the specified quantity of API by the specified delivery date and, subject to Sections 4.5.2 and 4.7 and Article 5 below, the binding obligation of SAVARA to purchase the quantity of API.  Notwithstanding the foregoing, GEMA shall use commercially reasonable efforts to accept and fulfill all Purchase Orders under this Agreement.

4.4Purchase Orders.  Each Purchase Order shall specify the delivery date(s), shipping instructions, delivery location(s) and amount of API to be delivered in accordance with reasonable delivery schedules and lead times as may be agreed upon from time to time by the Parties.  No terms or conditions of contained in any Purchase Order, order acknowledgement or similar standardized form given or received pursuant to this Agreement shall be construed to amend or modify the terms of this Agreement and, in the event of any conflict, this Agreement shall control, unless the Parties otherwise expressly agree in writing.

4.5Packaging and Delivery.

4.5.1Packaging.  All API to be delivered hereunder will be packaged in containers in accordance with the applicable API Specifications or as otherwise agreed by the Parties in writing.  Each such container will be individually labeled with description of its contents, batch or lot number, quantity, manufacturer and, if necessary, date of Manufacture, and any other information as may be required in order to trace the history of each batch or lot.  Each batch delivered hereunder will include two (2) satellite samples per bottle of API, unless otherwise agreed by the Parties in writing.

4.5.2Delivery.  GEMA shall arrange for the delivery of all API to the location as stated on the applicable Purchase Order and in a manner consistent with good commercial practices, validated shipping procedures that comply with Regulatory Requirements for API (including shipment in approved containers), labeled storage conditions (including during shipment) and any agreed-upon shipping specifications.  Each shipment of API shall be delivered by GEMA in accordance with the Quality Technical Agreement, via a pharmaceutical carrier meeting the Validation shipping requirements, CIF (Incoterms 2010) SAVARA’s designated location.  GEMA shall deliver the amounts ordered in each Purchase Order within twenty (20) days (plus or minus) of the delivery dates specified in each Purchase Order.  SAVARA shall only be obligated to pay for quantities of API actually delivered in compliance with the applicable Purchase Order and the terms of this Agreement.

4.6Shipping Documentation.  Each shipment shall be accompanied by commercially appropriate shipping documentation (including bills of lading, commercial invoice), which shall, at a minimum: (a) identify the shipment and batch numbers comprised in the shipment; (b) state any order number for the shipment that has been provided by SAVARA; and (c) show the destination to which such shipment is being sent.  In addition, each shipment shall be accompanied by the applicable Material Safety Data Sheet and such additional documentation that SAVARA may reasonably require from time to time under this Agreement.

4.7Shortage of Supply.  GEMA and SAVARA shall cooperate to establish reasonable plans and procedures to avoid any shortage of supply of any API.  If, at any time, GEMA becomes unable, or concludes that it will be unable, to supply any API in accordance with the requirements of this Agreement in the quantities and within the time periods specified in applicable Purchase Orders and the then-current Rolling Forecast (a “Shortage of Supply”), GEMA shall immediately notify SAVARA in writing.  In such event, the Parties shall promptly convene to identify the actions necessary to address the problem.  GEMA shall use its best efforts to remedy any Shortage of Supply and resume supplying the API meeting the requirements of this Agreement to SAVARA as soon as possible and, upon SAVARA’s request, GEMA shall fully cooperate with SAVARA to secure adequate supplies of API from alternative sources.  Moreover, upon the occurrence of a Shortage of Supply and until such Shortage of Supply has been remedied as described in this Section 4.7, SAVARA shall be relieved from its obligations to purchase any quantities of API identified in any Purchase Order and may cancel any such quantities effective upon notice to GEMA. All costs and expenses required to remedy a Shortage of Supply and incurred by GEMA shall be borne solely by GEMA.

Article 5
storage; API quality

5.1Storage of API.  GEMA shall store all API Manufactured under this Agreement for SAVARA as set forth on Exhibit 5.1 attached hereto.

5.2Release.  Prior to each shipment of API to be delivered hereunder, GEMA will perform appropriate quality control procedures and inspections (including any such procedures and inspections specified in the API Specifications) to verify that API to be shipped conforms fully to the API Specifications, all applicable Regulatory Requirements and other requirements of any governmental authority for API.  In addition, prior to each such shipment of API, GEMA will provide to SAVARA a copy of the executed batch records, a certificate of compliance, TSE/BSE statement and a certificate of analysis, in the form specified in the API Specifications, describing all current requirements of the API Specifications and results of tests performed certifying that the API to be shipped has been Manufactured according to the API Specifications, all applicable Regulatory Requirements and other requirements of any governmental authority for the API and applicable Product.  SAVARA will, upon satisfactory review, release the applicable API for manufacturing Product, shipping and further use; provided that such review by SAVARA shall not be unreasonably delayed; provided further that any such release of API by SAVARA pursuant to the foregoing shall not limit SAVARA’s rights under Sections 5.3 and 5.4 below or any other provision of this Agreement.

5.3Rejection.  SAVARA shall have sixty (60) days following its receipt of a shipment of API to reject such quantities of API on the grounds that all or part of the shipment fails to conform to the API Specifications or Regulatory Requirements or otherwise fails to conform to the warranties given by GEMA in Section 11.2 below, which rejection shall be accomplished by giving written notice to GEMA specifying the manner in which such shipment fails to meet the foregoing requirements.  Payment for a shipment will not be deemed acceptance of such shipment, and if SAVARA rejects a shipment before the date on which payment is due, it may withhold fifty percent (50%) of such payment for such shipment or the rejected portion thereof and a credit for the other fifty percent (50%) will be issued by GEMA to SAVARA for use with future Purchase Orders.  The warranties given by GEMA in Section 11.2 below shall survive any failure to reject by SAVARA under this Section 5.3.

5.4Replacement.  GEMA shall respond in writing to SAVARA accepting or refusing a rejection notice from SAVARA within twenty (20) days from the date of receipt of such rejection notice in accordance with Section 5.3 above.  If GEMA does not agree with SAVARA’s determination that such API fails to conform to the API Specifications or Regulatory Requirements for API or otherwise fails to conform to the warranties given by GEMA in Section 11.2 below, then the Parties shall use reasonable efforts to resolve such disagreement in good faith as promptly as possible.  If the Parties are unable to resolve such disagreement within thirty (30) days of the date of the applicable rejection notice from SAVARA, either Party may submit a sample of such API to an independent Third Party laboratory selected by such Party and reasonably acceptable to the other Party (such agreement not to be unreasonably withheld or delayed) for a determination as to whether such API conforms to the API Specifications or Regulatory Requirements for API and the warranties given by GEMA in Section 11.2 below.  The independent laboratory’s determination shall be final and binding.  Unless otherwise agreed by the Parties in writing, the non-prevailing Party shall bear the costs associated with the independent laboratory’s testing and determination.  GEMA shall use its best efforts to replace the quantities of API rejected by SAVARA within the shortest possible time, but no later than forty-five (45) days from the date of SAVARA’s notice to GEMA specifying that such quantities have been rejected. If GEMA fails to replace such quantities of API within the aforesaid period, SAVARA shall have the right: (a) to cancel such replacement shipment by written notice; and (b) to reclaim immediately (either through refund or set off, at SAVARA’s discretion) any amounts paid pursuant to Article 6 for the quantities of API that were rejected but not replaced, if such payment for such quantities had already been made to GEMA.

Article 6
PAYMENT

6.1Price.  The price for API supplied by GEMA to SAVARA in accordance with this Agreement (“Purchase Price”) shall be as specified on the pricing and milestone schedule attached hereto as Exhibit 6.1 (the “Pricing and Milestone Schedule”). No more than once per year, GEMA shall be permitted to request a change in the Purchase Price due to increases in their costs to manufacture the API. Any such request shall include appropriate documentation showing the cost increases and their effect on the cost to manufacture the API. Upon receipt by SAVARA of such request, the parties shall negotiate in good faith regarding an adjustment to the Purchase Price. Changes to the pricing of API will be by mutual agreement of the Parties. Notwithstanding the foregoing, in no event will SAVARA be obligated to pay GEMA the Purchase Price for API supplied to SAVARA in the Validation batches, as compensation for the Validation activities shall be made pursuant to Section 6.2.

6.2Milestones Payments. Within thirty (30) days after the achievement of each milestone event set forth in the Pricing and Milestone Schedule, SAVARA shall pay to GEMA the corresponding milestone payment.  Each such milestone payment shall be payable only once. It is agreed by the Parties that partial milestones can be invoiced by GEMA and will be discounted from total milestone payment.

6.3Royalties.  SAVARA shall pay GEMA royalties in accordance with Exhibit 6.3.

6.4Invoices; Payment.  Subject to Section 6.1, GEMA may invoice SAVARA for the price of API (calculated in accordance with the Pricing and Milestone Schedule) upon the shipment of such API to SAVARA. Each such invoice shall specify the Purchase Order number to which it corresponds.  Payment of all properly submitted invoices shall be made within sixty (60) days after the date of delivery in accordance with Section 4.5.2; provided that SAVARA has not rejected the applicable API in accordance with Section 5.3.  Except as otherwise expressly set forth in this Agreement, SAVARA shall not be obligated to pay any amounts other than the price for API supplied by GEMA to SAVARA in accordance with this Agreement.

6.5Payment Terms.  All dollar amounts in this Agreement and in any invoice issued hereunder are or shall be stated in United States Dollars.  All payments under this Agreement shall be made in United States Dollars.

6.6Taxes.  If applicable, the price for any API supplied by GEMA to SAVARA hereunder shall include any applicable sales, use, consumption, value-added or excise taxes, duties, tariffs and other similar assessments which, as a result of the sale of the API to SAVARA, may be imposed by any governmental authority in Argentina or in any other jurisdiction in which GEMA is eligible under applicable Laws to obtain a credit or rebate for such taxes, duties, tariffs or other assessments (“Transfer Taxes”); provided, however, that the Parties shall cooperate and take any reasonable steps necessary to reduce or eliminate any Transfer Taxes.  SAVARA shall be entitled to deduct the amount of any withholding taxes payable or required to be withheld by SAVARA, to the extent SAVARA pays such taxes to the appropriate governmental authority on behalf of GEMA.  SAVARA shall promptly deliver to GEMA proof of payment of all such taxes, levies and other charges, together with copies of all communications from or with such governmental authority with respect thereto.  Notwithstanding the foregoing, in no event shall SAVARA be responsible for any taxes, duties, levies, surcharges or similar assessments which may be imposed by any governmental authority as a result of any activity relating to the Manufacture or sale of any API occurring prior to the delivery of such API to SAVARA in accordance with Section 4.5 above.

Article 7
INSPECTIONS; RECORDS

7.1Inspections.

7.1.1By SAVARA.  SAVARA (or its employees or consultants) shall have the right at its own cost and expense, upon reasonable advance notice of not less than thirty (30) days and during regular business hours, to inspect and audit: (a) the Manufacturing Facility or other facility at which any of the Manufacturing activities under this Agreement are performed; (b) any of GEMA’s manufacturing and quality control records and all other documentation relating to the Manufacturing activities in connection with the API (including, any internal quality control audits or reviews conducted by GEMA); and (c) accounts and records for the purpose of determining the amounts payable or owed under this Agreement. Such inspections and audits shall be for the purpose of ascertaining Commercial Compliance and compliance with applicable Regulatory Requirements, the applicable Quality Technical Agreement, environmental, health and safety regulations and other aspects of this Agreement, reviewing correspondence, reports, filings and other documents from or to Regulatory Authorities to the extent related to the Manufacturing activities in connection with API, approving (where appropriate) all variances from applicable requirements hereunder or under the applicable Quality Technical Agreement, and evaluating the implementation of Commercial Compliance and all Manufacturing and process changes pursuant to this Agreement.  Such inspection or audit right shall not be exercised by SAVARA more than once in any calendar year or cover a period ending more than thirty-six (36) months prior to the date of such request. Any information obtained by SAVARA through such inspections and audits shall be treated as Confidential Information of GEMA in accordance with Article 10 below.  Subject to Section 3.1, if during any such inspection by SAVARA, SAVARA identifies that GEMA is not in compliance with applicable Regulatory Requirements, the applicable Quality Technical Agreement and environmental, health and safety regulations and other aspects of this Agreement, the following shall apply: (i) SAVARA may notify GEMA in writing of such non-compliance; (ii) GEMA shall promptly take action to remedy any non-compliance of a material or major nature as soon as possible and to remedy any other non-compliance as soon as practicable; and (iii) GEMA shall provide SAVARA with progress reports of the corrective actions being taken and reasonably documentary and other evidence that all compliance items have been corrected.

7.1.2By GEMA.  GEMA shall be responsible for conducting inspections and audits of all persons and other business entities who supply Materials to GEMA as described in Section 3.2.1 above (each a “Supplier”) in accordance with GEMA’s standard operating procedures applicable to the inspection and audit of Third Party suppliers; provided that SAVARA shall have the right to review and approve GEMA’s implementation of such standard operating procedures with respect to GEMA’s activities under this Section 7.1.2.  If during any such inspection of any Materials Supplier, GEMA identifies that such Supplier is not in compliance with applicable Regulatory Requirements or the terms of the agreement between GEMA and such Supplier, GEMA shall: (a) promptly provide SAVARA with a detailed written notice of such non-compliance; (b) cause any non-compliance of a material or major nature to be remedied as soon as possible and any other non-compliance to be remedied as soon as practicable; and (c) provide SAVARA with progress reports of the corrective actions being taken and reasonably documentary and other evidence that all compliance items have been corrected.

7.2Observation of Manufacturing Activities.  Upon SAVARA’s reasonable request from time to time, GEMA shall permit a reasonable number of SAVARA’s employees or other representatives to visit the Manufacturing Facilities and/or any other facility at which any of the Manufacturing activities under this Agreement are performed in order to observe the conduct of such Manufacturing activities.  For clarity, GEMA’s rights under this Section 7.2 shall be in addition to and shall not limit SAVARA’s right to conduct inspections and audits pursuant to Section 7.1.1 above.

7.3Records.  GEMA shall generate and maintain complete and accurate records (including, files, certificates and authorizations) and samples as necessary to evidence compliance with this Agreement and all applicable Laws, Regulatory Requirements and other requirements of applicable governmental authorities relating to the Manufacture of API, including, all Validation data, stability testing data, certificates of analysis, batch records, quality control and laboratory testing, and any other data required under cGMPs and other Regulatory Requirements.  All such records and samples shall be securely maintained for the following periods after the date of expiration of the approved shelf life of each batch of the API to which such records or samples pertain: (a) in the case of records, ten (10) years after such expiration; and (b) in the case of samples and the Cell Line (including the Master Cell Bank and the Working Cell Bank), ten (10) years after such expiration (or, if longer, for a period of one (1) year after the final resolution of any dispute to which such records or samples are relevant); or, in the case of either clause (a) or (b), such longer period as may be required by applicable Regulatory Requirements.  GEMA shall not dispose of records, Cell Line (including the Master Cell Bank and the Working Cell Bank) or samples generated in conjunction with this Agreement without first offering to transfer such records, Cell Line or samples to SAVARA or its designee at SAVARA’s or its designee’s expense. Upon the request of SAVARA, GEMA will provide SAVARA reasonable access to, and copies and portions of, such records and samples and any supporting data relating thereto (including laboratory notebooks and any applicable testing results).

Article 8
REGULATORY MATTERS

8.1Regulatory Compliance.

8.1.1GEMA will exercise all reasonable skill, care and diligence customary in the pharmaceutical industry in the performance of all Manufacturing activities under this Agreement and shall perform all such activities in accordance with the applicable API Specifications, Regulatory Requirements and Quality Technical Agreement.

8.1.2GEMA shall obtain and maintain in good order, at its sole cost and expense, all Regulatory Filings (including all governmental registrations, permits, licenses and approvals) as are required by Regulatory Requirements for GEMA to Manufacture API for SAVARA and otherwise to perform its obligations under this Agreement (including, the importation of Materials used in the Manufacturing of API by GEMA and the export of API (including material from Validation batches).  GEMA shall make copies of such Regulatory Filings and all related documents available to SAVARA and its employees or consultants for inspection, upon reasonable request from SAVARA.  SAVARA will use commercially reasonable efforts to respond to GEMA’s reasonable questions with respect to obtaining and maintaining such Regulatory Filings.

8.2Regulatory Inspections and Communications.

8.2.1GEMA will permit the FDA and other Regulatory Authorities to conduct inspections of the Manufacturing Facility as the FDA or other Regulatory Authorities may request or as SAVARA may request, and will cooperate with the FDA and other Regulatory Authorities with respect to the inspections and any related matters, in each case that is related to API Manufactured and supplied hereunder.  GEMA will give SAVARA prior notice within two (2) business days of FDA’s or such other Regulatory Authority’s notice of inspection, to the extent practicable, of any such inspections and will permit SAVARA (and/or its employees or consultants) to assist in the preparation for, and be present at, such inspections.

8.2.2GEMA shall notify SAVARA within five (5) business days if it receives any inspection reports and related correspondence of any Regulatory Authority concerning or impacting API or which might reasonably affect performance of any Manufacturing activities under this Agreement (including any applicable FDA Form 483 or other inspection reports, warning letters or citations or other similar Regulatory Authority notifications) and shall include with such notice a copy of such inspection report and/or related correspondence.  GEMA shall discuss with SAVARA any Regulatory Authority comments concerning or impacting API or which might reasonably affect performance of any Manufacturing activities under this Agreement, and before GEMA submits a final response to such comments, GEMA shall give SAVARA no fewer than five (5) business days to comment on its proposed response to such comments, and any resultant SAVARA comments shall be incorporated into the response, if reasonably possible.  GEMA shall promptly rectify or resolve any deficiencies noted by a Regulatory Authority in a report or correspondence issued to GEMA that concern or impact API or that otherwise relate to performance of any of the Manufacturing activities hereunder.

8.3Regulatory Cooperation.

8.3.1GEMA agrees to provide promptly to SAVARA, as requested, all information and data in GEMA’s possession or control necessary or useful for SAVARA and/or its designees to apply for, obtain and maintain Regulatory Filings (and approvals therefor) for API and Products in any country, including information relating to the Manufacturing Facility and all information required to be submitted in the CMC section of a Regulatory Filing or required or requested to be provided to the FDA or other Regulatory Authorities.  Except as provided in Section 8.3.2 below: (a) any such information and data shall be provided by GEMA at no additional cost to SAVARA.

8.3.2Without limiting Section 8.3.1above, in support of an annual product review process (consistent with the provisions of 21 C.F.R. §211.180(e) or any comparable requirement under the Laws of a jurisdiction other than the United States) for Product, at no additional cost to SAVARA, GEMA shall conduct a review of the batches of API Manufactured during each applicable annual period (regardless of whether such batches were approved or rejected) and shall provide to SAVARA a report based on such review.  Such report shall include the information required by SAVARA to satisfy the applicable Regulatory Requirements and any SAVARA standard operating procedures with respect to annual product reviews, as further specified in the Quality Technical Agreement.  In addition, GEMA agrees to cooperate with SAVARA or its designees with respect to obligations to submit or report information relevant to each Product pursuant to FDA regulations and other applicable Laws.

8.4Regulatory Filings.  Except as provided in Section 8.1.2 above, as between the Parties, SAVARA shall be solely responsible for obtaining and maintaining such Regulatory Filings as are necessary for SAVARA to sell and/or distribute API Manufactured by GEMA or Products comprising or incorporating such API.

8.5Validation Activities.  GEMA shall be responsible for Validating all critical systems, processes, tests and equipment necessary in connection with the Manufacture of API for SAVARA under this Agreement in a timely manner as set forth in the API Specifications.  Without limiting the foregoing, SAVARA shall have the right to review and approve (a) specified individual Validation protocols with respect to any processes relating to the Manufacture of API for SAVARA, prior to the implementation of the same and (b) a written process Validation report provided by GEMA to SAVARA upon completion of the Validation activities.  In addition, upon completion of such Validation activities, GEMA shall provide to SAVARA all API Manufactured as a result of such Validation activities and SAVARA shall have the right to use or dispose of such quantities of API resulting for any purpose.

8.6Stability Testing.  GEMA shall be responsible for conducting stability studies in accordance with cGMP and ICH standards. Without limiting the foregoing, SAVARA shall have the right to review and approve(a) the protocols used for such stability studies and (b) a written report provided by GEMA to SAVARA upon completion of the stability studies. SAVARA shall have access to and the right to use all reference standards generated in the supply of API hereunder.

8.7Responsibility for Handling Complaints.  GEMA shall promptly forward to the designated representative for SAVARA all complaints associated with Products incorporating or comprising API.  SAVARA or its designee shall be responsible for handling or responding to all Product complaints, including those associated with Manufacturing.  GEMA shall cooperate in the investigation of Product complaints potentially involving the Manufacturing, as requested by SAVARA and in compliance with the Quality Technical Agreement.

8.8Recalls.  In the event that either Party should become aware of information that may require a recall of any Product, such Party shall notify the other Party in writing within twenty-four (24) hours of becoming aware of such information.  SAVARA shall control the conduct of any recall (including any determination as to whether a recall is required) and shall implement and coordinate all activities reasonably necessary in connection with such recall, including making all contact with relevant Regulatory Authorities; provided however that, before initiating a recall, SAVARA shall first notify GEMA and, to the extent practicable, consult in good faith with GEMA.  GEMA shall cooperate with SAVARA and provide assistance to SAVARA, as reasonably requested, in conducting such recall, including providing all pertinent records that SAVARA may reasonably request to assist in effecting such action.  In the event of a recall due to any failure of a Product due to the API’s failure to meet the applicable API Specifications or warranties set forth in Section 11.2, it is agreed and understood that any expenses (including reasonable fees of any experts or attorneys that may be utilized by either Party, government fines or penalties related to such recall) (“Recall Costs”) shall be borne by GEMA. Otherwise the Recall Costs shall be borne by SAVARA.

Article 9
INTELLECTUAL PROPERTY

9.1Inventions.

9.1.1Ownership.  All Inventions will be the sole and exclusive property of SAVARA, and GEMA hereby assigns, and will be deemed to have assigned, to SAVARA all Inventions.  GEMA will promptly disclose to SAVARA any and all Inventions, and at SAVARA’s request and expense, GEMA will undertake (or cause to be undertaken) all further actions required to perfect SAVARA’s title to, and enjoyment of, such Inventions, including disclosure to SAVARA of all pertinent information and data with respect to all Inventions and the execution and delivery of any applications, assignments, oaths and other instruments and documentation requested by SAVARA.  As used herein, “Inventions” mean any and all information, data, results, inventions and discoveries and other intellectual property, whether or not patentable or copyrightable, conceived, created or reduced to practice by GEMA, individually or in conjunction with others, in connection with the performance of its obligations hereunder or based on any Confidential Information of SAVARA (including, all information, data, results, inventions and discoveries relating to the Cell Line or Manufacturing of API contained in any Product or otherwise to the composition or use of any Product or which otherwise relate specifically to a Product or the Manufacture thereof) and all intellectual property rights therein and thereto.

9.1.2Prosecution and Enforcement.  SAVARA shall be solely responsible for the filing, prosecution and maintenance of any patents, trademarks and/or copyrights claiming or pertaining to Inventions and for enforcing its rights in any Inventions against an infringer thereof. GEMA agrees to cooperate and assist SAVARA with respect to such activities as reasonably requested and at the cost and expense of SAVARA.

9.1.3Third Party Intellectual Property.  GEMA shall not use any intellectual property owned or controlled by any Third Party in connection with the Manufacture of any API for SAVARA under this Agreement, unless GEMA first obtains SAVARA’s prior written approval.

9.2License Grants.  SAVARA hereby grants to GEMA a limited, royalty-free, non-transferable (except in accordance with Section 14.4), non-exclusive license under SAVARA’s patent rights in, and any know-how pertaining to API solely as necessary for GEMA to perform its obligations under this Agreement with respect to the Manufacture of API for SAVARA.  GEMA hereby grants to SAVARA a limited, non-transferable (except in accordance with Section 14.4), non-exclusive license, with the right to grant and authorize sublicenses, under GEMA’s patent rights in, and any know-how pertaining to, Manufacture of API solely as necessary for the Manufacture, use, sale, offer for sale, import, or other exploitation of API.  Only the licenses granted pursuant to the express terms of this Agreement shall be of legal force and effect; and no other license rights shall be created by implication, estoppel or otherwise.

9.3Trademarks.  SAVARA, in its sole discretion, shall determine the trademarks and trade names to be used in connection with each Product (collectively, with respect to each Product, the “Product Trademarks”) and which trademarks and trade names will appear on the labels, labeling and any promotional materials for such Product.

Article 10
CONFIDENTIALITY

10.1Confidential Information.  “Confidential Information” means all data, specifications, training and any other know-how related to the design, development, manufacture (including equipment and processes), marketing, distribution or performance of API and Cell Line (and Master Cell Bank and Working Cell Bank), as well as all other information and data provided by either Party to the other Party pursuant to this Agreement, to the extent the disclosing Party treats such other information and data as confidential.  Confidential Information of SAVARA shall include all API Specifications, Inventions, batch records and other information pertaining to the API or Cell Line (or Master Cell Bank or Working Cell Bank), including all records maintained pursuant to Section 3.6.2 or 7.3 above, and exceptions (b) and (d) below shall not apply thereto.  The term “Confidential Information” does not include any information that the receiving Party can prove:  (a) is or becomes generally available to the public other than as a result of a breach of this Agreement by the receiving Party; (b) is known to the receiving Party prior to receipt from the disclosing Party directly or indirectly from a source other than one having an obligation of confidentiality to the disclosing Party; (c) becomes known to the receiving Party (independently of disclosure by the disclosing Party) directly or indirectly from a source other than one having an obligation of confidentiality to the disclosing Party; or (d) is independently developed by the receiving Party without use of or reference to the disclosing Party’s Confidential Information.

10.2Non-Disclosure and Non-Use.  It is contemplated that a Party may from time to time disclose its Confidential Information to the other Party.  Each Party shall not disclose to Third Parties any Confidential Information of the disclosing Party and shall not use any Confidential Information of the disclosing Party, except for the limited purposes of performing the receiving Party’s obligations or exercising the receiving Party’s rights as set forth in this Agreement.  The receiving Party shall take all reasonable steps to prevent any unauthorized use or disclosure of the Confidential Information of the disclosing Party.  The receiving Party may disclose Confidential Information to employees and Third Parties who have a need to have access to such Confidential Information in connection with such Party's performance of its obligations, and/or exercise of its rights, under this Agreement, provided that such employees and Third Parties are bound by confidentiality and non-disclosure obligations at least as protective of the disclosing Party and its Confidential Information as this Article 10.  The provisions of this Section 10.2 shall survive termination or expiration of this Agreement and shall continue for ten (10) years after the date of such expiration or termination.

10.3Disclosures Required By Law.  The terms of this Article 10 shall not be construed to limit either Party’s right to disclose the other Party’s Confidential Information if: (a) required in response to a valid order of a court of competent jurisdiction or other governmental authority of competent jurisdiction; provided that the receiving Party shall first have given notice to the disclosing Party and given the disclosing Party a reasonable opportunity to seek the confidential treatment of such Confidential Information (through protective order, injunctive relief or otherwise) and shall reasonably cooperate with the disclosing Party in seeking such treatment; provided further that the Confidential Information disclosed in response to such court or governmental order shall be limited to that Confidential Information which is legally required to be disclosed; or (b) otherwise required by Law to be disclosed.

10.4Confidential Terms.  Each Party agrees not to disclose to any Third Party any of the terms of this Agreement without the prior written consent of the other Party, except that each Party may do so (a) to its legal and financial advisors, potential or actual investors, acquisition partners and others on a need-to-know basis, under reasonable obligations of confidentiality; and (b) as required by court order, judicial or administrative process or Law (including any regulation of the U.S. Securities and Exchange Commission or any exchange on which a Party’s securities are traded).

Article 11
REPRESENTATIONS AND WARRANTIES

11.1General.  Each Party represents and warrants that:  (a) it has the power and authority to enter into this Agreement and to perform its obligations hereunder and to grant to the other Party the rights granted to such other Party under this Agreement; (b) it has obtained all necessary corporate approvals to enter into and execute this Agreement; and (c) it is not presently a party to, nor will it enter into or assume during the Term, any contract or other obligation with a Third Party that would in any way limit the performance of its obligations under this Agreement.

11.2Representations and Warranties of GEMA.  GEMA represents and warrants that:

11.2.1Specifications.  All API Manufactured and supplied under this Agreement will: (a) be free from defects in materials and workmanship; (b) conform to the API Specifications; (c) have been Manufactured in accordance with the approved batch records and stored in accordance with the requirements specified in Section 5.1 above; (d) not be adulterated or misbranded within the meaning of the United States Federal Food, Drug and Cosmetic Act or other Regulatory Requirements at, or at any time prior to, delivery in accordance with Section 4.5 above; (e) shall have, at the time of delivery of such API to SAVARA, at least [***] of the shelf life approved for API by the applicable Regulatory Authority, unless otherwise agreed in writing by SAVARA on a case-by-case or lot-by-lot basis; and (f) have been Manufactured, labeled, packaged, stored, tested, documented, released and shipped in accordance with the applicable Regulatory Requirements, the terms of the applicable Quality Technical Agreement and all applicable Laws;

11.2.2Facilities and Equipment.  The Manufacturing Facility, all equipment used for the Manufacture of API within the Manufacturing Facility and the Manufacturing activities contemplated herein will meet all applicable Regulatory Requirements;

11.2.3Permits and Approvals. It shall obtain and maintain all governmental registrations, permits, licenses and approvals necessary for GEMA to Manufacture API supplied under this Agreement;

11.2.4No Encumbrance.  Title to all API, Cell Lines, Master Cell Bank and Working Cell Bank supplied under this Agreement will pass as provided in this Agreement, free and clear of any security interest, lien, or other encumbrance;

11.2.5Intellectual Property and Confidential Information.  Each employee and subcontractor of GEMA’s who will receive or have access to Confidential Information of SAVARA or perform obligations hereunder will agree in writing to assign any and all right, title and interest in and to all Inventions to GEMA and to protect the Confidential Information of SAVARA in accordance with this Agreement, prior to the earlier to occur of: (i) any disclosure of Confidential Information of SAVARA to such employee or subcontractor; or (ii) the commencement of any such performance by such employee or subcontractor; and

11.2.6Debarment.  Neither GEMA nor any of its employees or subcontractors performing or involved with its performance under this Agreement have been “debarred” by the FDA or a Regulatory Authority in any jurisdiction outside the United States, nor have debarment proceedings against GEMA or any of its employees or subcontractors been commenced.  GEMA will promptly notify SAVARA in writing if any such proceedings have commenced or if GEMA or any of its employees or subcontractors is debarred by the FDA or a Regulatory Authority in any jurisdiction outside the United States.

11.3Representations and Warranties of SAVARA.SAVARA represents and warrants to GEMA that SAVARA will comply in all material respects with all Laws, rules and regulations in effect from time to time applicable to the marketing and distribution of the API and Products.

11.4Disclaimer.  EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO ANY PRODUCTS, SERVICES OR INFORMATION PROVIDED HEREUNDER, INCLUDING, THE IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, MERCHANTABILITY OR NON-INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

Article 12
INDEMNIFICATION; insurance

12.1SAVARA.  SAVARA will indemnify, defend, and hold harmless GEMA and its directors, officers, employees, agents, successors and assigns from and against all liabilities, expenses or costs (including reasonable attorneys’ fees and court costs) arising out of any claim, complaint, suit, proceeding or cause of action against any of them by a Third Party resulting from: (a) marketing, sale or use by or under authority of SAVARA or its Affiliates of API supplied by GEMA to SAVARA pursuant to and in accordance with this Agreement; (b) the gross negligence or willful misconduct of SAVARA; (c) any breach by SAVARA of its representations or warranties under Section 11.1 or 11.3; (d) any material breach by SAVARA of its obligations under this Agreement; or (e) a claim that the filing of a Regulatory Filing with a Regulatory Authority for approval to market and sell a Product, or the supply of API for such Product by GEMA to SAVARA at the locations designated by SAVARA pursuant to and in accordance with this Agreement infringes such Third Party’s intellectual property rights under any patent, trademark or copyright registration issued to such Third Party; provided that the foregoing does not arise or result from, or is otherwise attributable to: (A) GEMA’s breach of Section 9.1.2 above; (B) GEMA’s misappropriation of any confidential information or intellectual property rights of such Third Party; or (C) GEMA’s breach of any license or other arrangement with such Third Party with respect to the applicable patent, trademark or copyright; in each case, subject to the requirements set forth in Section 12.3.  Notwithstanding, and without limiting, the foregoing, SAVARA will have no obligations under this Section 12.1for any liabilities, expenses or costs to the extent arising out of or relating to claims covered under Section 12.2.

12.2GEMA.  GEMA will indemnify, defend and hold harmless SAVARA and its directors, officers, employees, agents, successors and assigns from and against all liabilities, expenses and costs (including reasonable attorneys’ fees and court costs) arising out of any claim, complaint, suit, proceeding or cause of action against any of them by a Third Party resulting from: (a) GEMA’s or its subcontractor’s Manufacturing activities performed pursuant to this Agreement; (b) failure of any API delivered hereunder to meet the applicable API Specifications; (c) the gross negligence or willful misconduct of GEMA; (d) any breach by GEMA of its representations or warranties under Section 11.1or 11.2; or (e) any material breach by GEMA of its obligations under this Agreement; in each case, subject to the requirements set forth in Section 12.3.  Notwithstanding the foregoing, GEMA will have no obligations under this Section 12.2for any liabilities, expenses or costs to the extent arising out of or relating to claims covered under Section 12.1.

12.3Indemnification Procedure.  A Party that intends to claim indemnification under this Article 12 (the “Indemnitee”) will promptly notify the indemnifying party (the “Indemnitor”) in writing of any Third Party claim, suit or proceeding included within the indemnification described in this Article 12(each a “Claim”) with respect to which the Indemnitee intends to claim such indemnification, and the Indemnitor will have sole control of the defense and settlement of such Claim.  The failure to deliver written notice to the Indemnitor within a reasonable period of time after the commencement of a Claim shall relieve such Indemnitor of any liability to the Indemnitee under this Article 12 solely to the extent such failure is prejudicial to the Indemnitor’s ability to defend such Claim. The Indemnitor will not enter into any settlement of such Claim that admits fault, wrongdoing or damages without the Indemnitee’s prior written consent, which consent will not to be unreasonably withheld or delayed.  The Indemnitee will have the right to participate, at its own expense, with counsel of its own choosing in the defense or settlement of such Claim.  The indemnification under this Article 12will not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Indemnitor.  The Indemnitee under this Article 12, and its employees, at the Indemnitor’s request and expense, will provide full information and reasonable assistance to the Indemnitor and its legal representatives with respect to Claims.

12.4Insurance.  During the Term, each Party shall maintain, with financially sound and reputable insurers, insurance reasonably sufficient to cover each Party’s activities and obligations under this Agreement.  Without limiting the foregoing, GEMA shall maintain: (a) general liability insurance with combined single limits of not less than Five Million Dollars ($5,000,000); and (b) product liability insurance with combined single limits of not less than Fifty Million Dollars ($50,000,000).  At the reasonable request of a Party, the other Party shall provide to such Party copies of certificates of insurance evidencing coverage in accordance with this Section 12.4.

Article 13
TERM AND TERMINATION

13.1Term.  This Agreement shall commence on the Effective Date and, unless terminated earlier pursuant to Sections 13.2, 13.3 or 14.1 below, shall continue in full force and effect, until the twentieth (20th) anniversary of the date of receipt of approval by a Regulatory Authority of the first Regulatory Filing for the marketing and sale of the first Product in any country (the “Initial Term”).  Following the Initial Term, this Agreement may be extended for additional twelve (12) month periods (each, a “Renewal Term” and all such Renewal Terms together with the Initial Term, the “Term”) by the written agreement of GEMA and SAVARA entered into at least two (2) years prior to the expiration of the then-current Term.

13.2Termination for Breach.  If either Party materially breaches this Agreement at any time, the non-breaching Party shall have the right to terminate this Agreement by written notice to the breaching Party, if such breach is not cured within sixty (60) days after written notice is given by the non-breaching Party to the breaching Party specifying the breach.  Notwithstanding the foregoing, if the allegedly breaching Party in good faith disputes such material breach and provides written notice of that dispute to the other Party within such sixty (60) day period, the matter shall be addressed under the dispute resolution provisions in Section 14.3, and the termination shall not become effective unless and until the allegedly breaching Party has been determined under Section 14.3 to be in material breach of this Agreement and has failed to cure such breach within the time period provided in this Section13.2. It is understood and acknowledged that during the pendency of such a Dispute, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of their respective obligations hereunder.

13.3Termination by SAVARA.

13.3.1Non-Commercialization of Product.  SAVARA may terminate this Agreement immediately upon written notice to GEMA if: (a) SAVARA, in its sole discretion, determines that API or Products incorporating API shall not be marketed or shall be withdrawn from the market; or (b) the FDA or other Regulatory Authority withdraws marketing approval for, or fails to approve, the Manufacturing or marketing of API or Products incorporating API or SAVARA reasonably believes that the FDA or other Regulatory Authority will take (or, as context requires, fail to take) any such action.

13.3.2Failure to Meet Regulatory Requirements. Without limiting any other provision of this Agreement, SAVARA shall have the right to terminate this Agreement immediately by written notice to GEMA if: (a) three (3) or more of lots or batches of API supplied in any six (6) month period fail to conform to the API Specifications; (b) GEMA receives an FDA Form 483 or Notice of Observation or other deficiency letter issued by a Regulatory Authority, in each case, relating to the API, its Manufacture or general manufacturing concerns (e.g., Manufacturing Facility compliance) and GEMA fails to respond adequately and to remedy to such deficiencies within a reasonable period of time thereafter (not to exceed ninety (90) days); (c) GEMA fails to respond adequately to any significant deficiencies in its Manufacturing and processing of API, as applicable, identified by SAVARA as a result of an inspection conducted pursuant to Sections 3.1, 7.1 or 7.2 above and to remedy such deficiencies within a reasonable period of time (not to exceed ninety (90) days) after GEMA’s receipt of written notice thereof from SAVARA; or (c) fails to achieve Commercial Compliance by [***] prior to the Anticipated Launch Date.

13.4Effects of Termination. Upon expiration or the termination of this Agreement for any reason whatsoever, the following shall apply:

13.4.1SAVARA shall pay to GEMA (or, as may be applicable, GEMA shall return to SAVARA) all undisputed amounts due and payable up to the effective date of termination but not yet paid. Further upon the termination of this Agreement for any reason (except by GEMA for SAVARA’s breach under Section 13.2 above), SAVARA shall have the obligation to purchase any API ordered in any then-outstanding Purchase Orders.  Within thirty (30) days of the effective date of the expiration or termination of this Agreement or at such earlier time as SAVARA requests, GEMA shall notify SAVARA of any quantity of API or critical Materials remaining in GEMA’s inventory and: (a)  SAVARA shall have the option, upon notice to GEMA, to purchase any such quantities of API or critical Materials at: (i) in the case of API, the price that would have been payable for such API pursuant to the Pricing and Milestone Schedule immediately prior to the expiration or termination of this Agreement and subject to payment of royalties therefor in accordance with Section 6.3; and (b) in the case of any critical Materials, the price paid by GEMA to the applicable Supplier for such Materials.

13.4.2GEMA shall promptly: (a) return to SAVARA or destroy, as directed by SAVARA, all SAVARA’s Confidential Information (including all copies thereof); and (b) return to SAVARA all of the Cell Line (including the Working Cell Bank and Master Cell Bank) and all retention and reserve samples being held by GEMA. GEMA shall use diligent efforts to transition the Manufacture of API to another facility operated by SAVARA or its designee in a timely and orderly fashion; provided that SAVARA shall reimburse GEMA for the reasonable cost and expenses incurred by GEMA in fulfilling its obligations under this Section 13.4.2 as provided below.  Such efforts shall include: (a) GEMA assigning or causing to be assigned to SAVARA or its designee (or, to the extent not so assignable, GEMA shall take all reasonable actions to make available to SAVARA or its designee the benefits of) any Regulatory Filings relating to the Manufacture of API for SAVARA that are not specific to the Manufacturing Facility; (b) to the extent not previously made available to SAVARA under this Agreement or any other agreement between the Parties relating to API, GEMA providing SAVARA with access to and the right to use in connection with the Manufacture of API (and to authorize the use of the same by its Affiliates and/or Third Parties for such purposes) any existing know-how or other Confidential Information of GEMA specifically directed to API or the Manufacture of API; and (c) GEMA reasonably cooperating with and assisting SAVARA and/or its designee as may be necessary or desirable in order to allow SAVARA to understand and utilize the know-how described in clause (b) above for the purposes described therein, including making reasonably available to SAVARA GEMA’s personnel to answer questions regarding the same.  If this Agreement is terminated by SAVARA pursuant to Section 13.3.1 or by GEMA pursuant to Section 13.2 as a result of SAVARA’s breach, SAVARA shall reimburse GEMA for: (i) its direct, out-of-pocket costs incurred with respect to: (A) the assignment of Regulatory Filings pursuant to clause (a) above; (B) the provision of know-how or other Confidential Information of GEMA pursuant to clause (b) above (to the extent that GEMA did not otherwise have an obligation to SAVARA under this Agreement or any other agreement between the Parties relating to the API to provide such items without any cost to SAVARA) and/or (C) otherwise complying with the first sentence of this Section 13.4.2; and (ii) any direct, out-of-pocket costs incurred by GEMA in the provision of assistance to SAVARA in accordance with clause (c) above.  If this Agreement is terminated by SAVARA pursuant to Sections 13.2 or 13.3.2, GEMA shall be solely responsible for any costs incurred in performing its obligations under this Section 13.4.2.  If this Agreement is terminated by either Party pursuant to Section 14.1 below, the Parties shall share equally in any costs incurred by GEMA in performing its obligations under this Section 13.4.2.

13.5Survival.  Expiration or termination of this Agreement for any reason shall not affect the rights and obligations of either Party that may have accrued prior to the date of such expiration or termination, or any rights or obligations of a Party contained in Articles 1, 7-10 (inclusive), 12 and 14 and Sections 2.4, 3.6, 11.4, 13.4 and 13.5.

Article 14
MISCELLANEOUS

14.1Force Majeure.  No Party shall be responsible to the other under this Agreement for failure or delay in performing any obligations under this Agreement, other than payment obligations, due to factors beyond its reasonable control, including war, terrorism, sabotage, revolution, riot or civil commotion, strikes, lock-outs, failure of supplies of power or fuel, explosion, fire, flood, natural disaster or act of God, each to the extent the same are beyond the reasonable control of the affected Party (each such factor, an “Event of Force Majeure”).  Upon the occurrence of an Event of Force Majeure, the Party failing or delaying performance shall promptly notify the other Party in writing, setting forth the nature of the occurrence, its expected duration, and how that Party’s performance is affected.  Any Party subject to an Event of Force Majeure shall resume performing its obligations under this Agreement as soon as practicable.  Except as otherwise provided herein, if an Event of Force Majeure occurs, the affected Party shall be excused from performing and the time for performance shall be extended as long as that Party is unable to perform as a result of the Event of Force Majeure.  Notwithstanding the foregoing, if an Event of Force Majeure continues, or is reasonably expected to continue, for a period of ninety (90) days or more, and such Event of Force Majeure substantially impairs the affected Party’s performance of its obligations under this Agreement (including, but not limited to, delivery of each Product), the Party whose performance is not affected by the Event of Force Majeure shall have the right and option to terminate this Agreement upon written notice thereof to the other Party.

14.2Governing Law; Venue.  This Agreement, and all questions regarding its validity or interpretation, or the breach or performance of this Agreement, will be governed by, and construed and enforced in accordance with, the laws of Ireland, without reference to conflict of law principles.  The Parties hereby agree that the provisions of the U.N. Convention on Contracts for the International Sale of Goods shall not apply to this Agreement and are strictly excluded.

14.3Dispute Resolution.

14.3.1Referral to Senior Management.  The Parties agree to attempt initially to seek to resolve any dispute, claim or controversy arising under, out of, or in connection with this Agreement (a “Dispute”) by conducting good faith negotiations.  Except with respect to any Dispute described in Section 5.4 above which shall be resolved in accordance with the procedures described therein, any Dispute which cannot be resolved by good faith negotiation within twenty (20) days (or as otherwise specified in this Agreement), shall be referred, by written notice from either Party to the other, to the Chief Executive Officer, or authorized representative designated by the Chief Executive Officer, of each Party.  Such Chief Executive Officers (or their respective designees) shall negotiate in good faith to resolve such Dispute through discussions promptly following such written notice, and in any event within fifteen (15) days thereafter. If the Chief Executive Officers of the Parties (or their respective designees) are unable to resolve the Dispute within thirty (30) days after the date of the notice referring such Dispute to the Chief Executive Officers for resolution, either Party may, by written notice to the other Party, invoke the provisions of Section 14.3.2. Unless expressly set forth in this Agreement, all rights and remedies of the Parties will be cumulative and in addition to all other remedies provided for in this Agreement, in law and in equity.

14.3.2Arbitration.

(a)Except as otherwise expressly provided in this Section 14.3.2, the Parties agree that if they are unable to resolve, in accordance with Section 14.3.1 above, any Dispute as to the breach, performance or interpretation of this Agreement, such Dispute shall, upon written notice of either Party to the other, be referred for resolution by final, binding arbitration in accordance with the provisions of this Section 14.3.2.  The arbitration shall be conducted by JAMS under its rules of arbitration then in effect, except as modified in this Agreement.  The arbitration shall be conducted in the English language, by a single arbitrator.  The arbitrator shall engage an independent expert with experience in the subject matter of the Dispute to advise the arbitrator.

(b)With respect to any Dispute referred to arbitration pursuant to Section 14.3.2(a) above, the Parties and the arbitrator shall use all reasonable efforts to complete any such arbitration within six (6) months from the issuance of notice of a referral of any such Dispute to arbitration.  The arbitrator shall determine what discovery will be permitted, consistent with the goal of limiting the cost and time which the Parties must expend for discovery; provided that the arbitrator shall permit such discovery as he or she deems necessary to permit an equitable resolution of the Dispute.

(c)The Parties agree that the decision of the arbitrator shall be the sole, exclusive and binding remedy between them regarding the Dispute presented to the arbitrator.  Any decision of the arbitrator may be entered in a court of competent jurisdiction for judicial recognition of the decision and an order of enforcement.  The arbitration proceedings and the decision of the arbitrator shall not be made public without the joint consent of the Parties and each Party shall maintain the confidentiality of such proceedings and decision, unless each Party otherwise agrees in writing; provided that either Party may make such disclosures as are permitted for Confidential Information of the other Party under Article 10 above.

(d)Unless otherwise mutually agreed upon by the Parties, the arbitration proceedings shall be conducted in Ireland.  The Parties agree that they shall share equally the cost of the arbitration filing and hearing fees, the cost of the independent expert retained by the arbitrator, and the cost of the arbitrator and administrative fees of JAMS.  Each Party shall bear its own costs and attorneys’ and witnesses’ fees and associated costs and expenses.

(e)Pending the selection of the arbitrator or pending the arbitrator’s determination of the merits of any Dispute, either Party may seek appropriate interim or provisional relief from any court of competent jurisdiction as necessary to protect the rights or property of that Party.

14.4Assignment.  Neither Party may assign or otherwise transfer this Agreement, or its rights or obligations hereunder, without the prior written consent of the other Party; except that SAVARA may assign this Agreement without such consent from GEMA: (a) to an Affiliate; (b) to any successor to all or substantially all of SAVARA’s assets or business to which this Agreement pertains (whether by stock purchase, asset purchase, merger, operation of law or otherwise); or (c) in the event of its merger, consolidation, change of control or similar transaction; provided that, in each case, SAVARA shall provide prompt written notice to GEMA following such assignment. In addition, SAVARA shall have the right, upon written notice to GEMA, to authorize any licensee of SAVARA’s rights in and to a Product to order and purchase API from GEMA under this Agreement; provided that such licensee agrees in writing to comply with the applicable obligations of SAVARA hereunder with respect to the ordering and purchasing of such API.  Any purported assignment in violation of this Section 14.4 will be null and void.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.

14.5Notices.  All notices, consents or waivers under this Agreement shall be in writing and will be deemed to have been duly given when (a) scanned and converted into a portable document format file (i.e., pdf file), and sent as an attachment to an e-mail message, where, when such message is received, a read receipt e-mail is received by the sender (and such read receipt e-mail is preserved by the Party sending the notice), provided further that a copy is promptly sent by an internationally recognized overnight delivery service (receipt requested)(although the sending of the e-mail message shall be when the notice is deemed to have been given), or (b) the earlier of when received by the addressee or five (5) days after it was sent, if sent by registered letter or overnight courier by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and e-mail addresses set forth below (or to such other addresses and e-mail addresses as a Party may designate by notice):

If to SAVARA:	If to GEMA:
Savara ApS c/o Savara Inc. 6836 Bee Cave Road Building 3, Suite 200 Austin, TX 78746 Email:rob.neville@savarapharma.com Attention: Chief Executive Officer	GEMABIOTECH SAU Fray Justo Sarmiento 2350 Edificio 2B, Piso 5° Olivos, Province of Buenos Aires Argentina Email:frivera@amegabiotech.com Attention: General Manager

14.6Interpretation.  The captions and headings to this Agreement are for convenience only, and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement.  Unless specified to the contrary, references to Articles, Sections or Exhibits mean the particular Articles, Sections or Exhibits to this Agreement and references to this Agreement include all Exhibits hereto.  In the event of any conflict between the main body of this Agreement and any Exhibit hereto, the main body of this Agreement shall prevail.  Unless context otherwise clearly requires, whenever used in this Agreement:  (a) the words “include” or “including” shall be construed as incorporating, also, “but not limited to” or “without limitation;” (b) the word “day” or “year” means a calendar day or year unless otherwise specified; (c) the word “notice” shall mean notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement; (d) the words “hereof,” “herein,” “hereby” and derivative or similar words refer to this Agreement as a whole and not merely to the particular provision in which such words appear; (e) the words “shall” and “will” have interchangeable meanings for purposes of this Agreement; (f) the word “or” shall have the inclusive meaning commonly associated with “and/or”; (g) provisions that require that a Party, the Parties or a committee hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise; (h) words of any gender include the other gender; (i) words using the singular or plural number also include the plural or singular number, respectively; (j) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement law, rule or regulation thereof.

14.7Waiver.  Except as otherwise expressly provided in this Agreement, as applicable, any term of this Agreement may be waived only by a written instrument executed by a duly authorized representative of the Party waiving compliance.  The delay or failure of either Party at any time to require performance of any provision of this Agreement shall in no manner affect such Party’s rights at a later time to enforce the same.  No waiver by either Party of any condition or term in any one or more instances shall be construed as a further or continuing waiver of such condition or term or of another condition or term.

14.8Severability.  If any provision of this Agreement should be held invalid, illegal or unenforceable in any jurisdiction, the Parties will negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions hereof will remain in full force and effect in such jurisdiction and will be construed in order to carry out the intentions of the Parties as nearly as may be possible.  Such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of such provision in any other jurisdiction.

14.9Independent Contractors.  It is expressly agreed that SAVARA and GEMA shall be independent contractors and that the relationship between the two Parties established by this Agreement shall not constitute a partnership, joint venture or agency or other fiduciary relationship. Neither SAVARA nor GEMA shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party to do so.

14.10Entire Agreement; Amendment.  This Agreement (including the Schedules and Exhibits attached hereto) and each Quality Technical Agreement (when such agreement has been executed) constitute the entire understanding between the Parties with respect to the subject matter hereof and supersede all previous or contemporaneous communications, representations, agreements or understandings, either oral or written, between the Parties with respect to such subject matter, including the Original Supply Agreement and that certain Letter of Intent for a Commercial Supply Agreement between the Parties dated May 28, 2018.  No agreement or understanding amending this Agreement will be binding upon either Party unless set forth in a writing which specifically refers to this Agreement and is signed by a duly authorized representative of each Party.

14.11Export. Each Party acknowledges that the laws and regulations of the United States restrict the export and re-export of commodities and technical data of United States origin.  Each Party agrees that it will not export or re-export restricted commodities or the technical data of the other Party in any form without appropriate United States and foreign government licenses.

14.12Counterparts; Facsimile Signatures.  This Agreement (and any amendments hereto) may be executed in counterparts, all of which will constitute one instrument.  Signatures to this Agreement delivered by facsimile or similar electronic transmission will be deemed to be binding as originals.

[Remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers as of the Effective Date.

SAVARA APS	GEMABIOTECH SAU
By: /s/ Rob Neville______________________	By: /s/ Federico Martin Rivera____________ /s/ Diego de Souza Morales_______________
Name:Rob Neville	Name:Federico Martin Rivera/ Diego de Souza Morales
Title:Chief Executive Officer	Title:General Manager/CFO

List of Exhibits1

Exhibit 1.3API [Intentionally omitted.]

Exhibit 1.4API Specifications [Intentionally omitted.]

Exhibit 1.11Master Cell Bank [Intentionally omitted.]

Exhibit 3.1Manufacturing Facility Compliance [Intentionally omitted.]

Exhibit 3.5Quality Technical Agreement [Intentionally omitted.]

Exhibit 4.2Rolling Forecast [Intentionally omitted.]

Exhibit 5.1Storage of API [Intentionally omitted.]

Exhibit 6.1Pricing and Milestone Schedule

Exhibit 6.3Royalties

[1]	Omitted exhibits to be provided to the Securities and Exchange Commission upon request.

Exhibit 6.1

Pricing and Milestone Schedule

Purchase Price of API:

Prior to Market Authorization: $[***] per gram of Molgramostim API

Following Market Authorization: $[***] per gram of Molgramostim API

Milestone Payments

	Milestone Event	Activities	Milestone Payment
(in USD)
1	Effective date of the Agreement	Batch N°18-GMCF-031-010 Release
[***]		Batch N°18-GMCF-031-010 Samples Characterization	$[***]
Protocol for Upstream Characterization
Upstream Characterization Final Report
2	Validations stage 1 completion	Protocol for Downstream Characterization
[***]		Downstream Characterization Final Report	$[***]
New Analytical Methods Development Report
New Analytical Methods Development SOPs
3	Validations of analytical method completion	Validation or Revalidation of IPC Protocol
[***]		Validation or Revalidation of IPC Final Report
Validation or Revalidation of Analytical Techniques for DS Protocols
		Validation or Revalidation of Analytical Techniques for DS Final Report	$[***]
Reference standard, manufacturing and testing protocol
Reference standard, manufacturing and report
4	Validations stage 2 completion	Stability study protocol
Stability study start-up
Protocols for Validation GMP batch
[***]		Validation of GMP batch (including 3 batches –up to120 gr) CoA
		Validation of GMP batch Final Report	$[***]
EQMS (Enterprise Quality Management Software) Validation
EQMS (Enterprise Quality Management Software) Implementation
HVAC: Modification and Replacement
5	Approval of FDA Audit	Redundant System
Chilled Water Modification
[***]		Supervision and Control System (Honeywell)
		GAP analysis completion report	$[***]
6	Marketing Authorization		$[***]
[***]

Total Potential Milestone Payments			$[***]

Exhibit 6.3

Royalties

On a Supplied Product-by-Supplied Product and country-by-country basis, beginning upon first receipt of marketing approval by SAVARA from a Regulatory Authority in such country for a Supplied Product for therapeutic use in humans and ending the earlier of (a) ten (10) years thereafter or (b) the date a Biosimilar of such Supplied Product is first sold in such country, SAVARA shall pay GEMA a royalty of [***] of the Net Sales in such country.  For purposes of this Exhibit 6.3:

1.

“Biosimilar” means, with respect to a Supplied Product, a biological product that is licensed and/or approved by a Regulatory Authority based on a showing that it is highly similar to such Supplied Product and has no clinically meaningful differences in safety and efficacy.

2.

“Net Sales” means the gross invoiced price of Supplied Products sold by SAVARA, its Affiliates or its sublicensees (each, a “Selling Party”) to independent third parties exclusively for money, less deductions of:

a.	any costs of insurance, carriage and freight, other transportation expenses, and other charges or fees related to the handling or distribution of Supplied Products;
b.

taxes (including, without limitation, any GST, value added, use, consumption, excise or sales taxes) duties (including, without limitation, any import duties or similar applicable government levies) and other governmental charges related to the production, sale, transportation, import, export, delivery or use of Supplied Products;

c.	cash, trade, quantity and usual and other customary discounts to the extent such are on account of sales of Supplied Products;
d.

rebates and chargebacks paid to individual or group purchasers of Supplied Products, including customers, wholesalers, distributors or resellers, to the extent such are on account of the purchase of such Supplied Products, including as required by law under any governmental special medical assistance or reimbursement programs;

e.

allowances and credits issued or amounts repaid for returns of Supplied Products recalled, returned or not accepted by customers, spoiled, damaged or outdated or for price adjustments, billing errors or retroactive price reductions; and

f.	amounts reserved and credited for uncollectable accounts with respect to invoiced amounts.

Subject to the above, Net Sales shall be calculated in accordance with U.S. Generally Accepted Accounting Principles and the standard internal policies and procedures of the applicable Selling Party.

Net Sales shall not include sales or other transfer between or among SAVARA or its Affiliates or sublicensees, provided that if a Selling Party further sells such Supplied Product to a non-Selling Party, Net Sales shall include the amounts invoiced by such Selling Party.

Notwithstanding the foregoing, the provision of Supplied Product transferred as samples or for the purpose of conducting research and development activities, including, without limitation, pre-clinical or clinical purposes, as samples or in compassionate use programs and as donations to non-profit institutions or government agencies, shall not be deemed to be a sale giving rise to Net Sales.

If any Supplied Product is sold as part of a combination product (being a product containing both a Supplied Product and one or more other active ingredients or a product in which both Supplied Product and one or more other active ingredients are packaged), the Net Sales from the combination product, for the purposes of determining royalty payments, shall be determined by multiplying the Net Sales of the combination product (as defined in the standard Net Sales definition), during the applicable royalty period, by the fraction, A/(A+B), where A is the average per unit sale price of Supplied Product when sold separately as a stand-alone product in finished form in the country in which the combination product is sold and B is the average per unit sale of the other active ingredients contained in the combination product when sold separately as stand-alone products in finished form in the country in which the combination product is sold, in each case during the applicable royalty reporting period or, if sales of stand-alone Supplied Product or such other product did not occur in such period, then in the most recent royalty reporting period in which arm’s length fair market sales of such Supplied Products or other product, as applicable, occurred.  If such average sale price cannot be determined for the stand alone Supplied Products or the other products, Net Sales for the purposes of determining royalty payments shall be mutually agreed upon by the Parties based on the relative value contributed by each component, such agreement not to be unreasonably withheld.

3.	“Supplied Product” means product incorporating API supplied to SAVARA by GEMA hereunder.